Exhibit 99.19

Volaris Reports November 2014 Traffic Results, Passenger Traffic Growth of 17% and Load Factor Improvement of 7 Percentage Points, while Maintaining Capacity Discipline in Domestic Market and Growth in International Market

Mexico City, Mexico December 4, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today reported its preliminary traffic results for November 2014.

During the month of November 2014, Volaris continued to demonstrate capacity discipline in the domestic market and growth in the international market. This resulted in total network load factor reaching 84.6%, an increase of 7.0 percentage points compared to the same period of 2013. Year-to-date load factor was 82.2%. Total capacity as measured in Available Seat Miles (ASMs) for the month of November increased by 1.7%, and total passengers reached 847 thousand, an increase of 16.6%. Year-to-date booked passengers reached 8.8 million, an increase of 9.3%. Volaris’ total demand for the month of November measured in Revenue Passenger Miles (RPMs) increased 10.8% year over year, reaching 795 million.

During the month of November 2014, Volaris started operating three new domestic routes (Mexico City - Huatulco, Mexico City – Tapachula and Tijuana - Mérida) and four international routes (Guadalajara – Chicago O’Hare, Guadalajara – Orlando, Oakland – Morelia and Oakland – León/Bajío).

The following table summarizes Volaris’ traffic results for the month.

	Nov. 2014	Nov. 2013	Variance		Eleven Months Ended Nov. 2014	Eleven Months Ended Nov. 2013	Variance
RPMs (Millions)
Domestic	587	549	6.9%		6,448	6,129	5.2%
International	208	168	23.6%		2,297	1,964	16.9%

Total	795	717	10.8%		8,745	8,093	8.1%
ASMs (Millions)
Domestic	688	698	(1.5%)		7,925	7,458	6.3%
International	252	226	11.4%		2,713	2,333	16.3%

Total	940	924	1.7%		10,638	9,791	8.7%
Load Factor
Domestic	85.3%	78.6%	6.7	pp	81.4%	82.2%	(0.8	) pp
International	82.5%	74.3%	8.2	pp	84.6%	84.2%	0.4	pp

Total	84.6%	77.6%	7.0	pp	82.2%	82.7%	(0.5	) pp
Passengers (Thousands)
Domestic	705	613	15.1%		7,244	6,743	7.4%
International	142	114	24.7%		1,572	1,322	18.9%

Total	847	727	16.6%		8,816	8,065	9.3%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*	Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 129 and its fleet from four to 50 aircraft. Volaris offers more than 220 daily flight segments on routes that connect 36 cities in Mexico and 17 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com